Exhibit 99.1

NEWS RELEASE

Fortuna Announces Pricing of Convertible Senior Notes

Vancouver, June 5, 2024 – Fortuna Silver Mines Inc. (TSX: FVI) (NYSE: FSM) (“Fortuna” or the “Company”) announces that it has priced its previously announced offering of convertible senior notes due 2029 (the “Notes”) in an aggregate principal amount of US$150 million (the “Offering”). The Company has granted the initial purchasers of the Notes an option for a period of 15 days to purchase up to an additional US$22.5 million aggregate principal amount of Notes. The Notes will be issued at par value.

The Notes will bear cash interest semi-annually at a rate of 3.75% per annum. The initial conversion rate for the Notes will be 151.7220 common shares of Fortuna (“Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$6.59 per Share. The initial conversion rate represents a premium of approximately 30% relative to today’s closing sale price of the Shares and is subject to adjustment in certain events.

Fortuna will have the right to redeem the Notes in certain circumstances and holders will have the right to require Fortuna to repurchase their Notes upon the occurrence of certain events.

The Offering is expected to close, subject to customary closing conditions, on or about June 10, 2024.

The Company intends to use the net proceeds from the Offering to repay bank indebtedness, to fund working capital requirements, for general corporate purposes and to fund the repayment of its existing 4.65% senior subordinated unsecured convertible debentures, to the extent that such debentures are not converted into shares prior to the redemption date.

Immediately prior to the closing of the Offering, the Company intends to issue a notice of redemption in respect of the existing debentures. Holders of the existing debentures may choose to convert their debentures prior to the redemption date or receive a cash payment from the debenture trustee.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to the Offering, the option to purchase additional Notes, if any, anticipated timing for closing of the Offering, the anticipated redemption of the Debentures and the anticipated use of proceeds. These Forward-looking Statements are based on certain assumptions that Fortuna has made in respect thereof as at the date of this news release. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fortuna to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, without limitation, risks relating to the need to satisfy the conditions set forth in the purchase agreement for the Notes; the need to satisfy regulatory and legal requirements with respect to the Offering; as well as those factors discussed under “Risk Factors” in Fortuna’s Annual Information Form for the fiscal year ended December 31, 2023, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although Fortuna has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and Fortuna disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.